Transparent Path LLC
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2019	For the period from July 27, 2018 (Inception) to January 31, 2018
Cash flows from operating activities:		
Net loss	$ (13,176)	$ (15,393)
Credit Cards at Assoiciated Bank	1,779	4,751
Other current liabilities	2,500	-
Changes in operating assets and liabilities:		
Net cash used in operating activities	(8,897)	(10,642)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from Loan Kurtz	286	4,323
Proceeds from Loan Weaver	-	16,144
Net cash provided by financing activities	286	20,467
Net cash increase for period	(8,611)	9,825
Cash at beginning of period	9,825	-
Cash at end of year	$ 1,214	$ 9,825

Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

20,753